DLA Piper llp (us) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Michael S. Kagnoff michael.kagnoff@dlapiper.com T 858.638.6722 F 858.638.5122
November 10, 2010
Ms. Mary Beth Breslin
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 205549
Re:	Reva Medical, Inc. Registration Statement on Form S-1 Amendment No. 2 filed October 22, 2010 File No. 333-168852
Dear Ms. Breslin:
This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 8, 2010, to Robert B. Stockman, Chief Executive Officer of Reva Medical, Inc. (the “Company”), regarding the Amended Registration Statement on Form S-1, File No. 333-168852 (the “Registration Statement”), filed by the Company on October 22, 2010.
This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. We are enclosing a copy of Amendment No. 3 to the Registration Statement, together with copies that are marked to show the changes from the prior filing.
Prospectus Cover Page
1.	We note your response to prior comment 1 and the revised disclosure on your cover page, in your Summary disclosure on page 5, and in your Plan of Distribution disclosure on page 112. Please revise to state the specific date that the offering will end.

Response: Pursuant to the Staff’s comment, we have revised the prospectus to state that the expiration date of the offering will be January 11, 2011.

2.	We note that you revised your disclosure to state that Inteq Limited will conduct the offering outside of the United States to non-U.S. residents on a “reasonable efforts” basis. Please revise to clarify what you mean by this term.

Response: In response to the Staff’s comment, we have revised the definition to state that Inteq Limited will conduct the offering to non-U.S. investors on a “reasonable endeavors” basis which is the standard used for offerings in Australia. The Company’s board of directors has approved this standard given the Company is using an Australian placement agent and the offering to non-U.S. investors will be largely comprised of Australian investors. Similar to the “best efforts” standard in the United States, the placement agent has no obligation to purchase any securities. The Company’s Australian counsel has informed as that while there is no specific legislative definition of “reasonable endeavors” in Australia, case law will govern. Under Waters Lane & Anor v Sweeney & Ors [2007] NSWCA 200 and Contenennial Coal Company Limited v Xstrata Coal Pty Ltd [2009] NSWSC 788, the courts in Australia have required the party who undertakes to use “reasonable endeavors” to:
•	act reasonably under the circumstances to procure subscriptions for the securities;

November 10, 2010
Page Two
•	not hinder or prevent the achievement of the subscriptions;

•	continue using such endeavors until that party reasonably judges in the circumstances that further efforts would have such remote prospects of success that they are simply likely to be wasted; and

•	allow for events, including extraordinary events, as they unfold.
An obligation to use reasonable endeavors does not however require the person who undertakes the obligation to go beyond the bounds of reason; that person is only required to do all he reasonably can in the circumstances to procure the subscriptions of securities. Pursuant to the Staff’s comment, we have clarified the disclosure and defined the “reasonable endeavors” standard.
Plan of Distribution, page 112
3.	Please revise to describe how you will conduct the offering in the United States and file what you will use as a form of subscription as an exhibit, to the registration statement.

Response: Pursuant to the Staff’s comment, we have revised the disclosure on page 112 of the prospectus to state that the Company is conducting the offering to a limited number of U.S. investors directly through the Company's Chief Executive Officer and Chairman, Robert B. Stockman. The potential investors will comprise either existing stockholders or individuals identified as potential investors by the Company's board of directors. The Company expects to offer its securities to no more than 20 U.S. investors. No fees will be payable to the placement agent with respect to the offering to U.S. investors and the placement agent will not provide any assistance to the Company with respect to the offer of securities in the United States. In addition, Mr. Stockman will not receive any fees as a result of any offers made on behalf of the Company and he is otherwise exempt from the broker-dealer registration requirements pursuant to Rule 3a 4-1 of the Securities Exchange Act of 1934, as amended. The Company will undertake to satisfy the prospectus delivery requirements with respect to each potential U.S. investor. We have also filed the Application Form which will be signed by U.S. investors as an exhibit to the Registration Statement.

Very truly yours, DLA Piper LLP (US)
/s/ Michael S. Kagnoff
Michael S. Kagnoff
Partner